SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2016

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)
7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-212021 and 333-212643; and the Regisrant’s Form S-8 Registration Statement File No. 333-213284.

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

RADA Announces 1-for-2 Reverse Split of Ordinary Shares Effective as of September 14, 2016

The Company hereby announces that the reverse share split previously approved by the Company’s shareholders on August 31, 2016 shall become effective on September 14, 2016. Pursuant to the reverse split, each 2 Ordinary Shares, NIS 0.015 nominal value per share, will be converted into one Ordinary Share, NIS 0.030 nominal value per share. No fractional shares will be issued as a result of the reverse-split.

As of September 12, 2016, there were 34,428,237 Ordinary Shares outstanding and after the reverse split there will be 17,214,119 Ordinary Shares outstanding. The exchange agent for the reverse split is American Stock Transfer & Trust Company, whose address is 6201 15th Avenue, Brooklyn, N.Y. 11219 (tel: (718) 921- 8317 or (877) 248-6417). Once effective, the post-split shares will trade on the Nasdaq Capital Market under the same symbol "RADA".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/ Zvi Alon
Zvi Alon
Chief Executive Officer

Date:  September 13, 2016